UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 1, 2019
(Date of earliest event reported)

THE CHOSEN, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.

4 S 2600 W, Suite 5
Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 635-7262
(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS.

Effective June 1, 2019, Ronald Daw departed from his position as principal accounting officer of The Chosen, LLC, a Utah limited liability company (the “Company”), upon the expiration of his independent contractor agreement with the Company. Derral Eves will replace Mr. Daw as the Company’s principal accounting officer, as such term is defined by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC, a Utah limited liability company

By:	/s/ Derral Eves
Name:	Derral Eves
Title:	Chief Executive Officer
Date:	June 6, 2019